Exhibit 21.1

LIST OF SUBSIDIARIES OF THE COMPANY

Name of Subsidiary	Jurisdiction of Incorporation
BlackLine Systems, Inc.	California
BlackLine Intermediate, Inc.	Delaware
FourQ Systems Inc.	Delaware
FourQ Systems International LLC	Delaware
BlackLine Systems Pty Ltd.	Australia
BlackLine Systems, Ltd.	Canada
BlackLine Systems S.A.R.L.	France
BlackLine Systems Germany GmbH	Germany
BlackLine Systems Development & Services Private Limited	India
BlackLine K.K.	Japan
BlackLine Modern Accounting Solutions, S. de R.L. de C.V.	Mexico
BlackLine C.V.	Netherlands
BlackLine Holdings B.V.	Netherlands
BlackLine International B.V.	Netherlands
BlackLine Sp. z.o.o.	Poland
BlackLine Systems SRL	Romania
BlackLine Systems Pte. Ltd.	Singapore
BlackLine Systems Limited	United Kingdom
Data Interconnect Ltd.	United Kingdom
Rimilia Holdings Ltd.	United Kingdom